Exhibit (a)(16)

ALAN KAHN, C/O 54 Buckingham Road	: :	IN THE
Tenafly, NJ 07670	: :
	: : : :	CIRCUIT COURT
On Behalf of Himself and All Others Similarly Situated,	: :	FOR
:
	: :	MONTGOMERY COUNTY
:
:
Plaintiff,	:	Case No.
vs.	:
:
:
LAFARGE NORTH AMERICA, INC.,	:
MARSHALL A. COHEN, BERTRAND P.	:
COLLUMB, PHILIPPE P. DAUMAN,	:
BERNARD L. M. KASRIEL, BRUNO LAFONT,	:
CLAUDINE B. MALONE, BLYTHE J.	:
MCGARVIE, JAMES M. MICALI, ROBERT W.	:	JURY TRIAL DEMANDED
MURDOCH, BERTIN F. NADEAU, JOHN D.	:
REDFERN, PHILIPPE R. ROLLIER, MICHEL	:
ROSE, LAWERNCE M. TANENBAUM,	:
GERALD H. TAYLOR, and LAFARGE SA .,	: :
Service address for all Defendants:	:
11 East Chase Street	:
Baltimore, Maryland 21202	:
Defendants.	:
:

SHAREHOLDER’S CLASS ACTION COMPLAINT
     Plaintiff, by his attorneys, by his complaint against defendants, alleges upon personal knowledge with respect to paragraph 9, and upon information and belief based, inter alia, upon the investigation of counsel, as to all other allegations herein, as follows:

SUMMARY OF THE ACTION
     1. This is a stockholder class action brought by plaintiff on behalf of the holders of Lafarge North America, Inc. (“Lafarge NA” or the “Company”) to enjoin the proposed acquisition of the publicly owned shares of Lafarge NA common stock by Lafarge S. A. (“Lafarge S.A. ) as detailed herein (the “Proposed Transaction”).
     2. In pursuing the unlawful plan to sell Lafarge NA for grossly inadequate consideration, each of the defendants violated applicable law by directly breaching and/or aiding the other defendants’ breaches of their fiduciary duties of loyalty, due care, independence, good faith and fair dealing.
     3. In pursuing the unlawful plan to facilitate the acquisition of Lafarge NA, one of the largest publically traded construction material providers in North America, to its majority shareholder Lafarge S.A,, each of the defendants violated applicable law by directly breaching and/or aiding the other defendants’ breaches of their fiduciary duties of loyalty, due care, independence, good faith and fair dealing.
     4. In fact, instead of attempting to obtain the highest price reasonably available for Lafarge NA, the individual defendants spent substantial efforts tailoring the structural terms of the Proposed Transaction to meet the specific needs of Lafarge S.A..
     5. In essence, the Proposed Transaction is the product of a hopelessly flawed process that was designed to ensure the sale of Lafarge NA, to its majority shareholder Lafarge S.A. and is not in the best interests of plaintiff and the other public stockholders of Lafarge NA.
PARTIES
     6. Plaintiff Alan Kahn, is, and at all times relevant hereto was, a shareholder of Lafarge NA.

     7. Defendant Lafarge NA is a corporation duly organized and existing under the laws of the State of Maryland which, upon information and belief, maintains its principal place of business in the Commonwealth of Virginia and, upon information and belief, carries on a regular business and habitually engages in a vocation in Montgomery County, Maryland. Lafarge NA is North America’s largest diversified supplier of construction materials such as cement and cement-related products, ready-mix concrete, gypsum wallboard, aggregates, asphalt and concrete products. In 2005, net sales exceeded $4.3 billion. Lafarge NA trades on the New York Stock Exchange (“NYSE”) under the symbol LAF.
     8. Defendant Lafarge S.A. is one of the largest building materials manufacturers and suppliers in the world. Lafarge S.A. employs 777,000 people in 75 countries. Lafarge S.A.’s principal business and principal office is 61, Rue, des Belles Feuilles, B.P. 75782 Paris Cedex 16, France.
     9. Defendant Bertrand P. Collomb (“Collomb”) is Chairman of the Board of the Company. He has served in this position as Chairman of the Board since January 1989. Defendant Collomb is also Chairman of Lafarge S.A. and has served in that position since August 1989. Collomb, also served as Chief Executive Officer of Defendant Lafarge S.A. from January 1989 to August 1989.
     10. Defendant Bernard L. M. Kasriel (“Kasriel”) is Vice Chairman of the Board of the Company. Kasriel is also Vice Chairman of the Board of Lafarge S.A. Defendant Kasriel also served as Chief Operating Officer of Lafarge S.A. from 1995 to 2003.
     11. Defendant Bruno Lafont (“Lafont”) is a director of the Company. He is also the Chief Executive Officer of Lafarge S.A. Defendant Lafont also served as Executive Vice

President— Gypsum of Lafarge S.A. from 1998 to 2003. Prior to that, he served as Executive Vice President of Finance for Lafarge S.A. from 1995 to 1998.
     12. Defendant Robert W. Murdoch (“Murdoch”) is a director of the Company. Murdoch is also a director of Lafarge S.A. From 1998 to 1992, Defendant Murdoch served as President and Chief Executive Officer of the Company. Prior to that he was president and Chief Executive Officer of Lafarge Canada from 1985 to 1992. He was also Senior Executive Vice President of Lafarge S.A. from 1989 to 1992.
     13. Defendant John D. Redfern (“Redfern”) is a director of the Company. Redfern is also Chairman of Lafarge Canada, a subsidiary of Lafarge NA.
     14. Defendant Philippe R. Rollier (“Rollier”) is a director of the Company. He is also the Company’s President and Chief Executive Officer. Defendant Rollier also served as the Regional President of Lafarge S.A. from 1995 to 2001.
     15. Defendant Michel Rose (“Rose”) is a director of the Company. Rose is also Chief Operating Officer and Co-President of Lafarge S.A. He also served as the Company’s President and Chief Executive Officer from 1992 to 1996. Defendant Rose has also serves as Senior Executive Vice President of Lafarge S.A. since 1989.
     16. Defendants Marshall A. Cohen (“Cohen”), Philippe P. Dauman (“Dauman”), Claudine B. Malone (“Malone”), Blythe J. McGarvie (“McGarvie”), James M. Micali (“Micali”), Bertin F. Nadeau (“Nadeau”), Lawernce M. Tanenbaum (“Tanenbaum”), and Gerald H. Taylor (“Taylor”) are directors of Lafarge NA.
     17. The defendants named in paragraphs 9 through 16 (the “Individual Defendants”) are in a fiduciary relationship with plaintiff and the other public stockholders of Lafarge NA and owe them the highest obligations of good faith and fair dealing.

     18. Defendant Lafarge S.A., through its 53.2% stake in Lafarge NA and maintaining a significant makeup of the Company Board of Directors, has majority control of Lafarge NA. As such, defendant Lafarge S.A. is in a fiduciary relationship with plaintiff and the other public stockholders of Lafarge NA and owes them the highest obligations of good faith and fair dealing.
DEFENDANTS’ FIDUCIARY DUTIES
     19. In any situation where the directors of a publicly traded corporation undertake a transaction that will result in either (i) a change in corporate control or (ii) a break-up of the corporation’s assets, the directors have an affirmative fiduciary obligation to obtain the highest value reasonably available for the corporation’s shareholders, and if such transaction will result in a change of corporate control, the shareholders are entitled to receive a significant premium. To diligently comply with these duties, the directors may not take any action that:
          (a) adversely affects the value provided to the corporation’s shareholders;
          (b) will discourage or inhibit alternative offers to purchase control of the corporation or its assets;
          (c) contractually prohibits them from complying with their fiduciary duties;
          (d) will otherwise adversely affect their duty to search and secure the best value reasonably available under the circumstances for the corporation’s shareholders; and/or
          (e) will provide the directors with preferential treatment at the expense of, or separate from, the public shareholders.
     20. In accordance with their duties of loyalty and good faith, the defendants, as directors and/or officers of Lafarge NA, are obligated to refrain from:
          (a) participating in any transaction where the directors’ or officers’ loyalties are divided;

          (b) participating in any transaction where the directors or officers receive or are entitled to receive a personal financial benefit not equally shared by the public shareholders of the corporation; and/or
          (c) unjustly enriching themselves at the expense or to the detriment of the public shareholders.
     21. Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Proposed Transaction, violated the fiduciary duties owed to plaintiff and the other public shareholders of Lafarge NA, including their duties of loyalty, good faith and independence, insofar as they stood on both sides of the transaction and engaged in self-dealing and obtained for themselves personal benefits, including personal financial benefits not shared equally by plaintiff or the Class.
     22. Because the Individual Defendants have breached their duties of loyalty, good faith and independence in connection with the Proposed Transaction, the burden of proving the inherent or entire fairness of the Proposed Transaction, including all aspects of its negotiation, structure, price and terms, is placed upon the Individual Defendants as a matter of law.
CLASS ACTION ALLEGATIONS
     23. Plaintiff brings this action on his own behalf and as a class action pursuant to Rule 2-231 of the Maryland Rules, on behalf of all holders of Lafarge NA stock who are being and will be harmed by defendants’ actions described below (the “Class”). Excluded from the Class are defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any defendants.
     24. This action is properly maintainable as a class action.

     25. The Class is so numerous that joinder of all members is impracticable. According to Lafarge NA’s SEC filings, as of October 31, 2005, Lafarge NA had 71,736,000 shares of its common stock outstanding and 3,915,000 of Exchangeable Preference Shares of the Company’s subsidiary, Lafarge Canada, Inc. outstanding.
     26. There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class member. The common questions include, inter alia, the following:
          (a) whether defendants have breached their fiduciary duties of undivided loyalty, independence or due care with respect to plaintiff and the other members of the Class in connection with the Proposed Transaction;
          (b) whether the Individual Defendants are engaging in self-dealing in connection with the Proposed Transaction;
          (c) whether the Individual Defendants have breached their fiduciary duty to secure and obtain the best price reasonable under the circumstances for the benefit of plaintiff and the other members of the Class in connection with the Proposed Transaction;
          (d) whether the Individual Defendants are unjustly enriching themselves and other insiders or affiliates of Lafarge NA;
          (e) whether defendants have breached any of their other fiduciary duties to plaintiff and the other members of the Class in connection with the Proposed Transaction, including the duties of good faith, diligence, honesty and fair dealing;
          (f) whether the defendants, in bad faith and for improper motives, have impeded or erected barriers to discourage other offers for the Company or its assets; and

          (g) whether plaintiff and the other members of the Class would suffer irreparable injury were the transactions complained of herein consummated.
     27. Plaintiff’s claims are typical of the claims of the other members of the Class and plaintiff does not have any interests adverse to the Class.
     28. Plaintiff is an adequate representative of the Class, has retained competent counsel experienced in litigation of this nature and will fairly and adequately protect the interests of the Class.
     29. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class.
     30. Plaintiff anticipates that there will be no difficulty in the management of this litigation. A class action is superior to other available methods for the fair and efficient adjudication of this controversy.
     31. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.
THE PROPOSED ACQUISITION
     32. On February 6, 2006, it was announced that Lafarge S.A. offered to acquire all of the outstanding shares of Lafarge NA, or the 46.8% minority stake it does not already own for $75.00 per share cash. The total transaction value is approximately $3.0 billion.
     33. As part of the above-transaction, Lafarge S.A. will also offer to purchase all the outstanding Exchangeable Preference Shares of Lafarge, Canada, a subsidiary of Lafarge NA.

SELF-DEALING
     34. By reason of their positions with Lafarge NA, the Individual Defendants are in possession of non-public information concerning the financial condition and prospects of Lafarge NA, and especially the true value and expected increased future value of Lafarge NA and its assets, which they have not disclosed to Lafarge NA’s public stockholders. Moreover, despite their duty to maximize shareholder value, the defendants have clear and material conflicts of interest and are acting to better their own interests at the expense of Lafarge NA’s public shareholders.
     35. The Proposed Transaction is wrongful, unfair and harmful to Lafarge NA’s public stockholders, and represents an effort by defendants to aggrandize their own financial position and interests at the expense of and to the detriment of Class members.
     36. The self-dealing, conflicts of interest and conduct harmful to the interests of the shareholders result from at least the following:
          (a) The cash value offered to the public shareholders is inadequate;
          (b) It is in Lafarge S.A.’s interest to acquire the Company’s shares at the lowest possible price for the outstanding shares of Lafarge NA common stock. The realizable value from the acquisition of Lafarge NA, North America’s largest supplier of construction materials, is far in excess of the value reflected in the aforementioned per share cash offer; and
          (c) The Lafarge NA Board is fraught with conflicts. It consists of, and is controlled by defendants, who have caused Lafarge NA to agree to the inadequate terms of the Proposed Transaction to deter more lucrative and fair offers for Lafarge NA shareholders.

     37. Lafarge S.A.’s offer has the effect of capping the market for Lafarge NA’s stock to facilitate Lafarge S.A.’s plan to obtain the public interest in Lafarge NA as cheaply as possible.
     38. Under the circumstances, the director defendants are obligated to maximize the value of Lafarge NA to the shareholders. The Class members are being deprived of their right to a fair and unbiased process to sell or combine the Company and the opportunity to obtain maximum value and terms for their interests, without preferential treatment to the insiders.
     39. As a result of defendants’ unlawful actions, plaintiff and the other members of the Class will be damaged in that they will not receive their fair portion of the value of Lafarge NA’s assets and business and will be prevented from obtaining the real value of their equity ownership of the Company.
     40. In light of the foregoing, the Individual Defendants must, as their fiduciary obligations require:
•	Undertake an appropriate evaluation of Lafarge NA’s worth as an acquisition candidate.

•	Act independently so that the interests of Lafarge NA’s public stockholders will be protected, including, but not limited to, the retention of truly independent advisors and/or the appointment of a truly independent Special Committee.
•	Adequately ensure that no conflicts of interest exist between defendants’ own interests and their fiduciary obligation to maximize stockholder value or, if such conflicts exist, to ensure that all conflicts be resolved in the best interests of Lafarge NA’s public stockholders.

CAUSE OF ACTION
COUNT I
Claim for Breach of Fiduciary Duties
     41. Plaintiff repeats and realleges each allegation set forth herein.
     42. The defendants have violated fiduciary duties of care, loyalty, candor and independence owed to the public shareholders of Lafarge NA and have acted to put their personal interests ahead of the interests of Lafarge NA shareholders.
     43. By the acts, transactions and courses of conduct alleged herein, defendants, individually and acting as a part of a common plan, are attempting to unfairly deprive plaintiff and other members of the Class of the true value of their investment in Lafarge NA.
     44. The Individual Defendants have violated their fiduciary duties by entering into a transaction with Lafarge NA without regard to the fairness of the transaction to Lafarge NA shareholders. Defendant Lafarge NA directly breached and/or aided and abetted the other defendants’ breaches of fiduciary duties owed to plaintiff and the other holders of Lafarge NA stock.
     45. As demonstrated by the allegations above, the defendant directors failed to exercise the care required, and breached their duties of loyalty, good faith, candor and independence owed to the shareholders of Lafarge NA because, among other reasons:
          (a) they failed to take steps to maximize the value of Lafarge NA to its public shareholders and they took steps to avoid competitive bidding, to cap the price of Lafarge NA stock and to give Lafarge S.A. an unfair advantage, by, among other things, failing to solicit other potential acquirors or alternative transactions;
          (b) they failed to properly value Lafarge NA; and

          (c) they ignored or did not protect against the numerous conflicts of interest resulting from the directors’ own interrelationships or connection with the Acquisition.
     46. Because the Individual Defendants dominate and control the business and corporate affairs of Lafarge NA, and are in possession of private corporate information concerning Lafarge NA’s assets (including its actual results which defendants concealed until after the announcement of the acquisition), business and future prospects, there exists an imbalance and disparity of knowledge and economic power between them and the public shareholders of Lafarge NA which makes it inherently unfair for them to pursue any proposed transaction wherein they will reap disproportionate benefits to the exclusion of maximizing stockholder value.
     47. By reason of the foregoing acts, practices and course of conduct, the defendants have failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward plaintiff and the other members of the Class.
     48. As a result of the actions of defendants, plaintiff and the Class will suffer irreparable injury in that they have not and will not receive their fair portion of the value of Lafarge NA’s assets and businesses and have been and will be prevented from obtaining a fair price for their common stock.
     49. Unless enjoined by this Court, the defendants will continue to breach their fiduciary duties owed to plaintiff and the Class, and may consummate the proposed Acquisition which will exclude the Class from its fair share of Lafarge NA’s valuable assets and businesses, and/or benefit them in the unfair manner complained of herein, all to the irreparable harm of the Class, as aforesaid.

     50. Defendants are engaging in self-dealing, are not acting in good faith toward plaintiff and the other members of the Class, and have breached and are breaching their fiduciary duties to the members of the Class.
     51. As a result of the defendants’ unlawful actions, plaintiff and the other members of the Class will be irreparably harmed in that they will not receive their fair portion of the value of Lafarge NA’s assets and business and will be prevented from obtaining the real value of their equity ownership of the Company. Unless the Proposed Transaction is enjoined by the Court, defendants will continue to breach their fiduciary duties owed to plaintiff and the members of the Class; will not engage in arm’s-length negotiations on the Proposed Transaction terms; and will not supply to Lafarge NA’s minority stockholders sufficient information to enable them to cast informed votes on the Proposed Transaction and may consummate the Proposed Transaction, all to the irreparable harm of the members of the Class.
     52. Plaintiff and the members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can plaintiff and the Class be fully protected from the immediate and irreparable injury which defendants’ actions threaten to inflict.
PRAYER FOR RELIEF
     WHEREFORE, plaintiff demands preliminary and permanent injunctive relief in his favor and in favor of the Class and against defendants as follows:
     A. Declaring that this action is properly maintainable as a class action;
     B. Enjoining defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the Proposed Transaction, unless and until the Company adopts and implements a procedure or process to obtain the highest possible price for shareholders;

     C. Directing the Individual Defendants to exercise their fiduciary duties to obtain a transaction which is in the best interests of Lafarge NA’s shareholders until the process for the sale or auction of the Company is completed and the highest possible price is obtained;
     D. Imposition of a constructive trust, in favor of plaintiff, upon any benefits improperly received by defendants as a result of their wrongful conduct;
     E. Awarding plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and
     F. Granting such other and further equity relief as this Court may deem just and proper.

DATED: February 14, 2006	/s/ Michael A. Stodghill
Patrick C. Smith
Michael A. Stodghill
POWERS & FROST, L.L.P.
One Church Street • Suite 201
Rockville, Maryland 20850
(301) 610-9700 (301) 610-9716

Attorneys for Plaintiff
Of Counsel:
GARDY & NOTIS
12 Vista Court
Pleasantville, NY 10570
Telephone: 917/620-8643
Attorneys for Plaintiff

DEMAND FOR JURY TRIAL
     Pursuant to Maryland Rule 2-325(a), Plaintiff hereby demands a trial by jury on all issues so triable.

DATED: February 14, 2006	/s/ Michael A. Stodghill
Patrick C. Smith
Michael A. Stodghill
POWERS & FROST, L.L.P.
One Church Street • Suite 201
Rockville, Maryland 20850
(301) 610-9700 (301) 610-9716

Attorneys for Plaintiff
Of Counsel:
GARDY & NOTIS
12 Vista Court
Pleasantville, NY 10570
Telephone: (917) 620-8643
Attorneys for Plaintiff